UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)
Evolving Systems, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
30049R100
(CUSIP Number)
Karen Singer
212 Vaccaro Drive
Cresskill, NJ 07626
(201) 750-0415
(Name, Address and Telephone Number
of Person Authorized to Receive Notices
and Communications)
December 12, 2008
(Date of Event Which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: ☐
     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D /A3

CUSIP No.	30049R100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) KAREN SINGER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES

	7	SOLE VOTING POWER

NUMBER OF		3,692,434

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,692,434

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,692,434

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.0%

14	TYPE OF REPORTING PERSON

IN

     This constitutes Amendment No. 3 to the Statement on Schedule 13D (the “Amendment No. 3”), filed on behalf of Karen Singer (“Ms. Singer”), dated February 28, 2008 (the “Statement”), relating to the common stock (the “Common Stock”) of Evolving Systems, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 3 is being filed to report that Amendment No. 2 to the Statement, dated December 11, 2008, inadvertently reported a purchase of 58,480 shares of Common Stock by Ms. Singer on December 8, 2008 for the price of 0.8088 per share of Common Stock whereas the actual price was 0.7923 per share of Common Stock. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 of the Statement is hereby amended and restated as follows:
     Ms. Singer is the trustee of the Trust, which was created pursuant to that certain Trust Agreement, dated May 29, 1998 (the “Trust Agreement”). All of the shares of Common Stock reported herein were purchased with funds generated and held by the Trust. The aggregate amount of funds used for the purchase of these shares was $6,766,878.00.
Item 5. Interest in Securities of the Issuer.
Item 5 of the Statement is hereby amended and restated in its entirety as follows:
     (a) Ms. Singer is the beneficial owner of 3,692,434 shares of Common Stock as trustee of the Trust, comprising approximately 19.0% of the outstanding shares of Common Stock.
     (b) Ms. Singer has sole dispositive and voting power over all of the shares of Common Stock reported on this Schedule 13D.
     (c) Ms. Singer has effected the following transactions in shares of Common Stock on the open market in the past 60 days:

		No. of
Transaction	Trade date	Shares	Price/share
Purchase	10/14/2008	2,150	1.11
Purchase	10/15/2008	5,296	1.11
Purchase	10/17/2008	2,650	1.11
Purchase	10/22/2008	8,410	1.11
Purchase	10/27/2008	3,004	1.05
Purchase	11/13/2008	55,400	1.00
Purchase	12/1/2008	25,000	0.82
Purchase	12/4/2008	50,000	0.85
Purchase	12/8/2008	58,480	0.7923
Purchase	12/9/2008	640	0.78
     (d) No person other than Ms. Singer has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.
     (e) Not applicable.

SIGNATURES
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Dated: December 18, 2008

/s/Karen Singer
Karen Singer

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